Exhibit 12

                      SMARTVIDEO ANNOUNCES YEAR END RESULTS

ATLANTA, Ga. - (BUSINESS WIRE) - March 31, 2004 - SmartVideo Technologies, Inc. (OTCBB: SMVD.OB) announced that the Company has filed its 10-KSB for fiscal year ended December 31, 2003. Revenues for the year grew to $63,451 compared to $2,750 last year. Net loss was $3,859,141 with a basic and diluted loss per share of $0.51.

"2003 was a good year for SmartVideo - we continued our progress with significant clients, made several refinements in the operation and design of our products and services, and filled key positions with outstanding personnel. The results we reported are typical of a company at our stage of growth and for one that is beginning to emerge into the mainstream market. Unfortunately, the turbulent period surrounding the war in Iraq and general economic conditions delayed or shelved customer-purchasing decisions with regard to SmartVideo's products and services. This in turn inhibited our revenue growth," said Richard
E. Bennett, Jr., president and CEO of SmartVideo.

"In the fourth quarter, we began to sense a renewed optimism from our customers both in their business and in the economy. This is, in my opinion, an indicator of good things to come. As we move ahead in 2004, we continue to gain momentum in our negotiations with potential clients. We are also in the process of bringing many of these clients online and are in the early stages of converting these agreements into revenues. SmartVideo provides a wide range of services that are designed to provide cost savings for many of our clients and growth potential for others. We believe that we are well positioned in the marketplace to serve diverse customer needs and opportunities," he continued.

Bennett went on to say, "The important question is, `Where do we go from here?' At SmartVideo we are pursuing a business development strategy that concentrates our efforts on markets where our competitive advantage of providing a high quality, streaming media product to narrowband environments is most valued. For our traditional corporate clients, we provide a significant cost savings in addition to a secure communications system. Also, for clients with rich media content directed at mass audiences, we offer the opportunity to deliver their content to Windows Media enabled cellular phones. Our business philosophy is to pursue a balanced, well diversified market strategy and not rely on any one market niche."

"I am looking forward to the remainder of 2004 and beyond. We are moving ahead with a clear understanding of our business strategy and we expect to implement and execute our business plan. I believe that we have the right team in place for this to occur. Everyone at SmartVideo is working hard to fulfill the goals and objectives of the Company," he concluded.

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About SmartVideo

Based in Norcross, Ga., SmartVideo Technologies, Inc. is a leading provider of turnkey digital media solutions that allows for the management of live or on-demand high quality video presentations delivered via the Internet, cellular or wireless devices. SmartVideo's unique technology enables video content to be viewed on both broadband and dial-up Internet connections. SmartVideo's Internet solutions can be streamed over the Internet at speeds as low as 23Kbps and at minimum rates of 15 frames per second, allowing its clients to reach more than 95% of all Internet users. The Company's common stock is traded on the OTC Bulletin Board under the symbol SMVD.OB. Additional information on SmartVideo including sample demos can be found on the Company's Web site at www.smartvideo.com or www.smartvideo.ca.

Forward Looking Statements

   This press release includes statements that may constitute "forward-looking" statements, usually containing the words "believe," "estimate," "project," "intend," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the inability of SmartVideo to obtain the additional financing needed to fund operations, the failure of SmartVideo to convert its present and future customer contracts into profitable arrangements for SmartVideo, unexpected costs, delays and other difficulties related to the timing and success of product development and marketing plans, adverse changes in the market for the delivery of full-motion, streaming video content, the failure of SmartVideo's hosting infrastructure, the complexity of SmartVideo's services and delivery network, pricing and other activities by competitors, difficulties involved in retaining and motivating key personnel and other risks detailed in SmartVideo's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, SmartVideo undertakes no obligation to update these statements for revisions or changes after the date of this release.

                                      # # #

                              - Tables To Follow -



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                          SMARTVIDEO TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                    Twelve Months Ended
                                              December 31,        December 31,
                                              --------------------------------
                                                 2003                  2002
                                              ---------            ------------

Revenues                                    $    63,451           $    2,750
                                              ---------            ----------
   Loss From Operations                     $(3,179,303)          $ (608,636)
                                             ----------            -----------
Net Loss                                    $(3,859,141)          $ (689,476)
                                             ==========            ==========

Loss Per Share
  Basic and Diluted Net Loss Per Share      $     (0.51)          $    (0.17)
                                             ==========            ==========

Weighted Average Common Shares
 Used to Compute Basic and Diluted            7,540,849            4,127,243
                                             ==========            ==========


                          SMARTVIDEO TECHNOLOGIES, INC.
                           CONSOLIDATED BALANCE SHEET

                                           December 31,
                                              2003
                                           ------------

Assets

Total Current Assets                       $   353,579

Property and Equipment                     $    88,730

Other Assets                               $    10,000
                                            ----------
Total Assets                               $   452,309
                                            ==========

Liabilities and Shareholders' Deficit

Total Current Liabilities                  $ 1,318,695

Total Shareholders' Deficit                $  (866,386)
                                            ----------
Total Liabilities and Shareholders'
 Deficit                                   $   452,309
                                            ==========